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Avricore Health Inc. Advisory Board Welcomes Ray Chepesiuk

Former Commissioner with the Pharmaceutical Advertising Advisory Board (PAAB) will support strategic marketing practices and ensure strategic direction and regulatory practices.

Vancouver, January 29, 2019 - Avricore Health Inc. (TSXV: AVCR) (“Avricore Health”) is very pleased to announce that Ray Chepesiuk will join the company’s Advisory Board and support marketing and regulatory practices.

Mr. Chepesiuk’s decades of experience in the industry have included time as a community pharmacist within his private retail pharmacy business and as Commissioner (CEO) of Canada’s Pharmaceutical Advertising Advisory Board (PAAB) which regulates pharmaceutical advertising standards.  He was also a director of pharmacy in a CF Hospital and Collingwood hospital, which added to his career in terms of adding scope of experience in community, hospital and government.

“Ray joins Avricore Health at a critical time as it brings new health technology innovations to market.” said Avricore Health CEO Bob Rai. “It is vital that the company’s strategic marketing plan utilizes best practices and is both effective and industry leading when it comes to educating consumers, physicians and pharmacists.”

He is a strategic planner with marketing and advertising expertise in pharmaceuticals and consults on successful ethical marketing and advertising practices. As Commissioner with PAAB, he also gained experience as a health policy analyst.  He was a two-time elected Councillor on the board of the Ontario College of Pharmacists at the time of introduction of Pharmacist Standard of Practices and Peer Evaluation and Review.

Mr. Chepesiuk’s proven track record of excellence in his field have also earned him several honours, including being appointed as a judge to several award and review bodies, serving as a lecturer at the University of Toronto, Concordia, McGill and Humber Colleges, as well as an induction to the Canadian Healthcare Marketing Hall of Fame in 2009.

Having given presentations in across North America, Europe and international webinars on pharma advertising regulatory compliance and marketing ethics, Ray is considered a global leader in his field.

Achieving excellence has not just been a part of his professional life, but his personal one as well.  In 1991 he was inducted into the Northwestern Ontario Sports Hall of Fame (baseball).  Most significantly however, Ray served his country with honour in the Canadian Forces achieving the rank of Captain.  He served overseas as an United Nations Peacekeeper in the Middle East and for that service was included

Avricore Health Inc. | 2639 Viking Way, Suite 210, Richmond, B.C. V6V 3B7, Canada                             www.AvricoreHealth.com

along with his comrades in the honour of receiving the 1988 Nobel Peace Prize given to UN Peacekeepers, plus receiving the Canadian Peacekeeping Service Medal for UNEFME.

Mr. Chepesiuk said “I am pleased to join Avricore Health, a company that is looking to enhance the provision of healthcare in an innovative way with new technology. Their efforts should augment the ability of pharmacists to provide cognitive services that can help to optimize patient health.”

Further details of Ray experience:

Education: Master In International Business (UCLA), B.Sc. Pharmacy (U of Toronto), Certificate in Medical Marketing (UCLA),

•Franchise owner with SuperX Drugs 1984-1985

•Canadian Forces to Captain 1969-1979

•Licensed Pharmacist R.Ph,  Ontario 1973-2019

•Certified Association Executive (CAE) 1988-2019

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company’s goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements: Information in this press release that involves Avricore Health’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the integration of Molecular You’s service offerings with the HealthTab platform; the unique features that the HealthTab platform offers to pharmacists and patients; the emergence of pharmacist managed health initiatives and the potentially lucrative opportunities in connection therewith; the opportunity for pharmacists to play a key role in helping patients achieve nutritional and dietary objectives; and the anticipated benefits of the HealthTab/Molecular You combination to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to negotiate and enter into a definitive agreement with Molecular You; failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore Health’s public filings available on SEDAR at www.sedar.com. Accordingly, readers should exercise caution in relying upon forward-looking statements and Avricore Health undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Avricore Health Inc. | 2639 Viking Way, Suite 210, Richmond, B.C. V6V 3B7, Canada                             www.AvricoreHealth.com